Lowell D. Ness
(650) 614-7455
lness@orrick.com
July 11, 2008
Barbara C. Jacobs
Assistant Director
Securities and Exchange Commission (Mail Stop 4561)
100 F Street, N.E.
Washington, D.C. 20549
Re: VirnetX Holding Corporation (the “Company”)
Dear Ms. Jacobs,
Please find, as set forth below, our responses to the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated July 2, 2008 (the “Staff Letter”). For the Staff’s convenience, the Staff’s comments from the Staff Letter are set forth in italics before each response.
Cover Page
1. We note your response to comment 3 of our letter dated April 29, 2008. Please remove the reference to registration statement no 222-149884 as the prospectus appears to be referring to itself. Please revise your reference to registration statement no. 333-145765 to indicate the number of shares that have yet to be sold off that previously effective registration statement.
The Company has revised its disclosure accordingly.
Form S-3
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 16
2. Please expand your discussion in this section to address your financial condition, changes in financial condition and results of operations for the two-year period covered by your audited financial statements. See Instruction 1 to Item 303(a) of Regulation S-K..
The Company has revised its disclosure accordingly.
Selling Security Holders, page 38

July 11, 2008

3. We note your response to comment 5 of our letter dated April 29, 2008. Please expand your description of how each selling stockholder acquired the shares that are being registered for resale to disclose the material terms of each transaction, including the dates of the transactions in which the stockholders received their shares, the number of shares received in each transaction, and the price or value of the shares received..
The Company has revised its disclosure accordingly.
Where You Can Find More Information, page 49
4. Please correct the address for the SEC. Our current address 100 F Street, NE, Washington, DC 20549.
The Company has revised its disclosure accordingly.
Part II

Item 17.	Undertakings, page II-2
5. Please revise paragraph (1) of this section to remove the proviso from Item 512(a)(1)(iii)(B) of Regulation S-K as the proviso does not apply to registration statements on Form S-1. Also, it does not appear that Items 512(a)(6) or (b) of Regulation S-K are applicable to this transaction. Please advise..
The Company has revised its disclosure accordingly.
Please let us know if you have any questions
Very truly yours,
/s/ Lowell D. Ness
Lowell D. Ness
cc: Kendall Larsen, VirnetX Holding Corporation
/Enclosures/